UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D
_____________________
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
_____________________
Townsquare Media, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

892231101
(CUSIP Number)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021
(Date of Event Which Requires Filing of This Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON
OCM POF IV AIF GAP Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
0 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D (as defined herein). As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2020 (after giving further effect for the Stock Repurchase (as defined herein)).

1		NAMES OF REPORTING PERSON
OCM PF/FF Radio Holdings, PT, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
0 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
OCM/GAP Holdings IV, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_____________________

1     Solely in its capacity as general partner of GAP Holdings.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020. (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
OCM Principal Opportunities Fund IV AIF (Delaware), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as sole shareholder of OCM/GAP.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020. (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Oaktree Fund AIF Series, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as general partner of Radio Holdings and general partner of Principal Opportunities.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Oaktree Fund GP AIF, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as general partner of Series AIF.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Oaktree Fund GP III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as managing member of Fund GP AIF LLC.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Oaktree AIF Investments, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as general partner of GP III.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Oaktree AIF Investment GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as general partner of AIF Investments.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Atlas OCM Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

________________________

1    Solely in its capacity as general partner of AIF GP.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Oaktree Capital Group Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
PN

_________________________

1    Solely in its capacity as general partner of Atlas OCM.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Oaktree Capital Group Holdings GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as general partner of Capital Group LP.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Brookfield Asset Management Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
CO

_________________________

1    Solely in its capacity as the indirect owner of the Class A units of Atlas OCM.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Partners Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 [1,2]
	8	SHARED VOTING POWER
0 [1,2]
	9	SOLE DISPOSITIVE POWER
0 [1,2]
	10	SHARED DISPOSITIVE POWER
0 [1,2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 [1,2]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% [3]
14		TYPE OF REPORTING PERSON (See Instructions)
OO

_________________________

1    Solely in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

2    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

3    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Steven Price
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,395,640 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
2,395,640 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,395,640 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

_________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Stuart Rosenstein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,018,503 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
1,018,503 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,018,503 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Alex Berkett
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
211,166 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
211,166 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,166 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Scott Schatz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
240,542 [1]
	8	SHARED VOTING POWER
0 [1]
	9	SOLE DISPOSITIVE POWER
240,542 [1]
	10	SHARED DISPOSITIVE POWER
0 [1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
240,542 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    See discussion in Items 4 through 6 of the Schedule 13D. As more fully described therein, the Reporting Persons party to the Stockholders’ Agreement described therein may have been deemed to be members of a “group” under Section 13(d) of the Act by virtue of such Stockholders’ Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, he or it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

1		NAMES OF REPORTING PERSON
Bill Wilson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,270,602 [1]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,270,602 [1]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,270,602 [1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0% [2]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

__________________________

1    Amount includes 200,000 shares of restricted Class A Common Stock that remain subject to vesting.

2    This calculation is based on 14,330,220 shares of Class A Common Stock of the Issuer outstanding as of November 6, 2020, as described in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on November 9, 2020 (after giving further effect for the Stock Repurchase).

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 8, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on March 11, 2016 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is hereby amended as follows:

Item 4.        Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended as follows, by adding the following to the end of Item 4:
On March 9, 2021 (the “Closing”), the repurchase (the “Stock Repurchase”) by the Issuer of all 1,595,224 shares of Class A Common Stock, 2,151,373 shares of Class B Common Stock and 8,814,980 warrants to purchase Class A Common Stock held by certain affiliates of Oaktree Capital Management L.P. (collectively, the “Securities”) pursuant to that certain stock repurchase agreement (the “Stock Repurchase Agreement”), dated as of January 24, 2021, by and among the Issuer, GAP Holdings, Radio Holdings and the other sellers named therein (the “Sellers”) for $6.40 per Security, was consummated. This Amendment No. 3 is the final amendment to the Schedule 13D.

The foregoing description of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

The information set forth in or incorporated by reference in Item 6 of this Amendment No. 3 is hereby incorporated by reference in its entirety into this Item 4.

Item 5.        Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a), (b)
The information contained on the cover pages and Item 4 of this Schedule 13D is incorporated herein by reference.

Throughout this Schedule 13D, shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the date of this Schedule. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

Each holder of Class B Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. In connection with the transfer of shares of Class B Common Stock, unless the transferee is an affiliate or related party of GAP Holdings, Radio Holdings or FiveWire, such transferred shares will automatically convert into an equal number of shares of Class A Common Stock. Holders of Class A Common Stock are entitled to one vote per share on matters to be voted upon by shareholders, holders of Class B Common Stock of the Issuer are entitled to ten votes per share on matters to be voted upon by shareholders and holders of Class C Common Stock of the Issuer are not entitled to vote on matters to be voted upon by the shareholders generally.

As of March 9, 2021, Steven Price directly holds 60,737 shares of the Issuer’s Class A Common Stock. Mr. Price holds 1,653,631 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D. Mr. Price directly holds 191,033 shares of Class B Common Stock and The Price 1998 Descendants Trust (the “Trust”), of which Mr. Price is a trustee and may be deemed to have beneficial ownership of the shares held therein, holds 440,239 shares of Class B Common Stock, in each case which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. The trust also holds 50,000 shares of the Issuer’s Class A Common Stock.

As of March 9, 2021, Stuart Rosenstein directly holds 5,500 shares of the Issuer’s Class A Common Stock. Mr. Rosenstein holds 895,790 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D. Mr. Rosenstein directly holds 117,213 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock.

As of March 9, 2021, Alex Berkett directly holds 44,965 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock. Mr. Berkett holds 166,201 options to purchase an equal number of shares of the Issuer’s Class B Common Stock that are exercisable within 60 days of the date of this Schedule 13D.

As of March 9, 2021, Scott Schatz directly holds 1,000 shares of the Issuer’s Class A Common Stock. Mr. Schatz holds 217,696 options to purchase an equal number of shares of the Issuer’s Class B Common Stock exercisable within 60 days of the date of this Schedule 13D. Mr. Schatz directly holds 21,846 shares of Class B Common Stock in the Issuer, which may be converted, in whole or in part at any time or times, into an equal number of shares of Class A Common Stock.

As of March 9, 2021, Bill Wilson holds 491,232 shares of the Issuer’s Class A Common Stock (which includes 200,000 shares of restricted Class A Common Stock that remain subject to vesting). Mr. Wilson holds 779,370 options to purchase an equal number of shares of the Issuer’s Class A Common Stock that are exercisable within 60 days of the date of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than with respect to direct holdings of Class A Common Stock, that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed pursuant to Rule 13d-4 of the Exchange Act by each Reporting Person, other than with respect to direct holdings of Class A Common Stock.

(c)
Except as stated in Item 4 herein, there have been no reportable transactions that were effected in shares of Class A Common Stock, or shares convertible into Class A Common Stock, by any Reporting Person within the last 60 days.

(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock covered by this statement on Schedule 13D.

(e)
On March 9, 2021, the Oaktree Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock. The Former FiveWire Members and Mr. Wilson have jointly reported with the Oaktree Reporting Persons pursuant to Section 3 of the Stockholders Agreement and the Selldown Agreement, respectively. Upon the consummation of the Stock Repurchase, the Oaktree Reporting Persons do not own any shares of Class A Common Stock, Class B Common Stock or Class C Common Stock or any warrants to purchase shares of Class A Common Stock, and the obligations pursuant to which the Former FiveWire Members and Mr. Wilson jointly filed with the Oaktree Reporting Persons are no longer applicable.

Item 7.        Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated as of March 12, 2021.
99.2†	Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto.
99.3†	Stockholders Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P., FiveWire Media Ventures, LLC, Steven Price, Stuart Rosenstein, Alex Berkett, Dhruv Prasad and Scott Schatz.
99.4†	Warrant Agreement, dated as of July 25, 2014, by and among Townsquare Media, Inc., the persons set forth on Schedule I thereto, and any other registered holders of the Warrant Certificates (as defined therein) from time to time party thereto.
99.5**	Selldown Agreement, dated as of July 25, 2014, by and among Townsquare Media, LLC, OCM POF IV GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and certain unitholders of Townsquare Media, LLC.
99.6*	Stock Repurchase Agreement, dated as of January 24, 2021, by and among Townsquare Media, Inc. and the Sellers named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 28, 2021).
*    Previously filed as an exhibit to Amendment No. 2 to Schedule 13D filed with the Commission on February 3, 2021 and incorporated herein by reference.

**    Previously filed as an exhibit to the Schedule 13D filed with the Commission on August 8, 2014 and incorporated herein by reference.
†    Previously filed as an exhibit to the Current Report on Form 8-K of the Issuer, filed with the Commission on July 31, 2014 and incorporated herein by reference

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 12, 2021

OCM POF IV AIF GAP HOLDINGS, L.P.

By:      OCM/GAP Holdings IV, LLC
Its:       General Partner

By:      OCM Principal Opportunities Fund IV AIF
            (Delaware), L.P.
Its:       Managing Member

By:      Oaktree Fund AIF Series, L.P. – Series B
Its:       General Partner

By:      Oaktree Fund GP AIF, LLC
Its:       General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:      /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

OCM PF/FF Radio Holdings PT, L.P.

By:      Oaktree Fund AIF Series, L.P. – Series D
By:      Oaktree Fund AIF Series, L.P. – Series I
Its:       General Partners

By:      Oaktree Fund GP AIF, LLC
Their:  General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:      /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

OCM/GAP Holdings IV, LLC

By:      OCM Principal Opportunities Fund IV AIF (
            Delaware), L.P.
Its:       Managing Member

By:      Oaktree Fund AIF Series, L.P. – Series B
Its:       General Partner

By:      Oaktree Fund GP AIF, LLC
Its:       General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:     /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

OCM Principal Opportunities Fund IV AIF (Delaware), L.P.

By:      Oaktree Fund AIF Series, L.P. – Series B
Its:       General Partner

By:      Oaktree Fund GP AIF, LLC
Its:       General Partner

By:      Oaktree Fund GP III, L.P.
Its:       Managing Member

By:     /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:      /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

Oaktree Fund AIF Series, L.P. –
Series I, Series D and Series B

By:       Oaktree Fund GP AIF, LLC
Its:       General Partner

By:       Oaktree Fund GP III, L.P.
Its:       Managing Member

By:       /s/ Brian Price
Name: Brian Price
Title:    Authorized Signatory

By:       /s/ Ting He
Name: Ting He
Title:    Authorized Signatory

Oaktree Fund GP AIF, LLC By: Oaktree Fund GP III, L.P. Its: Managing Member By: /s/ Brian Price Name: Brian Price Title: Authorized Signatory By: /s/ Ting He Name: Ting He Title: Authorized Signatory

Oaktree Fund GP III, L.P. By: /s/ Brian Price Name: Brian Price Title: Authorized Signatory By: /s/ Ting He Name: Ting He Title: Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.
By: Oaktree AIF Investments GP LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President

OAKTREE AIF INVESTMENT GP LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President

ATLAS OCM HOLDINGS, LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President
By:	/s/ Ting He
Name: Ting He
Title: Vice President

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President

PARTNERS LIMITED
By:	/s/ Lisa Chu
Name: Lisa Chu
Title: Treasurer

By:	/s/ Steven Price
Name: Steven Price

By:	/s/ Stuart Rosenstein
Name: Stuart Rosenstein

By:	/s/ Alex Berkett
Name: Alex Berkett

By:	/s/ Scott Schatz
Name: Scott Schatz

By:	/s/ Bill Wilson
Name: Bill Wilson